Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

June 16, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy Dorrie Yale

Re:	Inspire Veterinary Partners, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 23, 2023 File No. 333-271198

Dear Ms. Nimitz and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated June 14, 2023, commenting on Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed May 23, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Form S-1/A Filed May 23, 2023

The Offering, page 8

1.	We note your response to our prior comment 2. Please further revise your table on page 9 to clarify whether the 408,500 shares that are potentially issuable upon conversion of Class B common stock also is included in the 4,300,000 shares of Class B common stock referenced in footnote 4.

Response: In response to this comment, the Company has amended the table on page 9 of the Registration Statement to clarify that the 408,500 shares that are potentially issuable upon conversion of Class B common stock also is included in the 4,300,000 shares of Class B common stock initially issued on December 20, 2020.

Dilution, page 33

2.	We note that in your “Dilution” and “Capitalization” sections, you removed the assumption of the full conversion of the 408,500 shares of Class A common stock that are potentially issuable upon conversion of Class B common stock held by your affiliates, although these shares are included in the selling shareholder table. Please either revise to explain this exclusion of those shares, or advise.

Response: In response to this comment, the Company respectfully advises the Staff that, as of the date of this correspondence, the Company has no knowledge of the likelihood of either of Messrs. Levy or Marten Jr. of intending or agreeing to convert their Class B common stock into shares of Class A common stock, and further, the Company has no knowledge of the likelihood of either of Messrs. Levy or Marten Jr. of intending or agreeing to sells such shares of Class A common stock. Neither of Messrs. Levy or Marten Jr. are directors, officers, employees, or significant shareholders of the Company. Moreover, neither of Messrs. Levy or Marten Jr. are persons that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company. Consequently, the Company does not believe that either of Messrs. Levy or Marten Jr. are “affiliates” as the term is defined pursuant to Rule 405 under the Securities Act of 1933, as amended. Each of Messrs. Levy or Marten Jr., as holders of certain shares of the Company’s Class B common stock, have a constituent right under the Company’s charter documents to convert such shares to Class A common stock, and therefore they are being listed as potential selling shareholders in the ”Selling Stockholders” section of the prospectus. Consequently, the Company believes the inclusion of the 408,500 shares of Class A common stock that are potentially issuable upon the conversion of such shares of Class B common stock in either the “Dilution” or “Capitalization” sections would be inappropriate.

Capitalization, page 34

3.	The March 31, 2023 actual amounts are labeled as audited, which appears to be a typographical error. Please revise as necessary.

Response: In response to this comment, the Company has amended the “Capitalization” table to remove the reference to March 31, 2023 financial information as being audited.

Security Ownership of Certain Beneficial Owners and Management, page 71

4.	We note your revisions in response to our prior comment 5. Please explain your use of the same number of shares outstanding for your calculation of beneficial ownership before the offering and after the offering. In this regard, we note your statement that the table reflects 5.3 million shares of Class A common stock "issued and outstanding as of the date of this prospectus," when your other disclosures state that there are 925,001 shares of Class A common stock currently issued and outstanding. We also note that it continues to appear that your beneficial ownership table should include the shares in footnote 8, with reference to Rule 13d-3(d) of the Securities Exchange Act of 1934. Please revise accordingly, or advise. Please also revise to reflect Star Circle's remaining ownership of shares of Class B common stock, or advise, as your response indicates that it only distributed 333,250 shares of the 2,150,000 shares that it had purchased and it appears from your response that Star Circle continues to hold shares of Class B common stock, or otherwise revise to address the ownership of the remainder of those shares. Please add footnote disclosures to the extent necessary to explain how shares are held if not held directly by the shareholder. Please also refer to Instructions 1 and 2 of Item 403 of Regulation S-K for reference.

Response: In response to this comment, the Company has amended the “Security Ownership of Certain Beneficial Owners and Management” table in the Registration Statement to include the shares issuable to Target Capital 1 LLC upon the conversion of outstanding notes and exercise of outstanding warrants. The Company further respectfully advises the Staff that, as of the date this correspondence, all 2,150,000 shares of Class B common originally issued to Star Circle Advisory Group, LLC on December 20, 2020, have been distributed to Messrs. Carr, Coleman, Lau, Marten, Levy and Marten Jr., and that no shares of Class B common are currently held by Star Circle Advisory Group, LLC.

If we are successful at obtaining quotation of or a listing for our shares, the trading price of our

Class A common stock is likely . . . , page 23

5.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to more specifically discuss any known factors particular to your offering that could add to this risk of rapid and substantial price volatility, and discuss the risks to investors when investing in stock where the price is changing rapidly. Please also clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to this comment, the Company has amended the Registration Statement to add a risk factor to discuss known factors particular to the offering that could add to the risk of rapid and substantial price volatility, and to discuss the risks to investors when investing in stock where the price is changing rapidly.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.